Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

				Nine months ended
	Year ended December 31,			September 30,
	2012	2013	2014	2015
	(in thousands)

Net loss	$(11,742)	$(26,088)	$(36,375)	$(36,662)
Fixed charges:
Interest expensed and capitalized	1,486	936	270	399
Amortization of debt issuance costs	15	19	16	24
Estimated interest within rental expense	30	31	27	18
Total fixed charges	1,531	986	313	441
Net loss plus fixed charges	$(10,211)	$(25,102)	$(36,062)	$(36,221)
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A

(1)                   We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or a ratio of earnings to combined fixed charges for such periods